VIVOS THERAPEUTICS, INC.

7921 Southpark Plaza, Suite 210

Littleton, Colorado 80120

January 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Vivos Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-284399 Attention: Conlon Danberg

Dear Mr. Danberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vivos Therapeutics, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Thursday, January 30, 2025, or as soon as practicable thereafter.

Very truly yours,

/s/ Bradford Amman
Bradford Amman
Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP